ENHANCED DEATH BENEFIT ENDORSEMENT


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period."

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit payable will be the greater of 1or 2, less any applicable Premium Tax.

1. The Contract Value, determined as of the end of the Valuation Period during which we received at the Service Center both due proof of death and an election of the payment method; or

2. The Guaranteed Minimum Death Benefit (GMDB) as defined below, determined as of the end of the Valuation Period during which we received at the Service Center both due proof of death and an election of the payment method.

The Guaranteed Minimum Death Benefit is the greater of (a) and (b) below:

a) Total Purchase Payments reduced proportionately by the percentage of the Contract Value surrendered, including any assessed contingent deferred sales charge.

b) The greatest Anniversary Value. The Anniversary Value is equal to the Contract Value on a Contract Anniversary, increased by additional Purchase Payments and reduced proportionately by the percentage of the Contract Value surrendered, including any assessed contingent deferred sales charge, since that Contract Anniversary. Contract Anniversaries occurring on or after the Contract Owner's 81st birthday or date of death will not be taken into consideration in determining this benefit.


If the Beneficiary is the spouse of the Contract Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Contract Owner's rights under the Contract. In this event, the Contract Value for the Valuation Period during which this election is implemented will be adjusted to equal the death benefit.

If Joint Owners are named, the Age of the older Contract Owner will be used to determine the greatest Anniversary Value. If a non-natural person owns the Contract, then Contract Owner shall mean Annuitant for purposes of this Endorsement.

Any part of the death benefit amount that had been invested in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk, which is borne by the Beneficiary.




                 Allianz Life Insurance Company of North America


        Secretary                                               President